MONTHLY REPORT - August, 2012
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                   Current Month  Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts     $  1,733,510    (16,132,777)
   Change in unrealized gain (loss) on open         (11,301,076)    (3,270,718)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury            (1,160)       (49,638)
         obligations
      Change in unrealized gain (loss) from U.S.        (73,964)       (92,616)
         Treasury obligations
    Interest income                                      62,593        606,143
    Foreign exchange gain (loss) on margin deposits      18,617        181,708
                                                   ------------   ------------
Total: Income                                        (9,561,480)   (18,757,898)

Expenses:
   Brokerage commissions                              2,968,888     27,450,020
   Management fee                                        53,653        429,916
   20.0% New Trading Profit Share                             0              0
   Custody fees                                             315         73,298
   Administrative expense                               164,028      1,369,725
                                                   ------------   ------------
Total: Expenses                                       3,186,884     29,322,959

Net Income (Loss) - August, 2012                 $  (12,748,364)   (48,080,857)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (513,320.164       $   9,553,268    568,342,852    577,896,120
   units) at July 31, 2012
Addition of 869.821 units on                0           979,049        979,049
   August 1, 2012
Redemption of (17,610.725) units            0       (19,294,092)   (19,294,092)
   on August 31, 2012*
Net Income (Loss) - August, 2012        (163,362)   (12,585,002)   (12,748,364)
                                   -------------   -------------   ------------

Net Asset Value at August 31,
2012 (496,724.503 units inclusive
of 145.243 additional units) 	   $   9,389,906    537,442,807    546,832,713
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST AUGUST 2012 UPDATE

            August     Year to Date     Net Asset                    Net Asset
Series       ROR         ROR         Value per Unit      Units         Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1     (2.25)%    (6.91)%      $   1,093.93   469,284.083  $ 513,362,313
Series 2     (1.89)%    (4.10)%      $   1,210.26       242.952  $     294,036
Series 3     (1.87)%    (3.93)%      $   1,217.24    25,924.236  $  31,556,139
Series 4     (1.71)%    (2.64)%      $   1,272.53     1,273.232  $   1,620,225


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
                                Connecticut 06830-6233




				September 11, 2012


Dear Investor:

The Trust registered a loss during August as markets struggled to find a persistent direction. Fractional losses from trading currencies and interest rate, metal, and energy futures outweighed fractional gains from trading grain and soft commodity futures. Stock index and livestock trading were essentially flat. Market participants grappled with uncertainty about the ability and willingness of monetary policy authorities, particularly in the U.S. and Europe, to implement additional easing measures; and about the ability and willingness of fiscal authorities to rein in deficits with appropriate and effective tax and expenditure programs.

Interest rate trading was slightly unprofitable and volatile. Long positions in U.S. T-bond and 2-year note futures as well as in German, Canadian, British and Japanese note and bond futures produced losses as interest rates rose. Meanwhile, long positions in Australian note and bond futures, U.S. 5-year and 10-year note futures and in short term Eurodollar and Euribor interest rate futures were profitable.

Currency trading was volatile and unprofitable largely due to losses from long Australian dollar positions against the U.S. dollar, euro, pound sterling and Swiss franc. Short euro trades against the dollar, Turkish lira, South African rand, Polish zloty, and Hungarian forint were also unprofitable. Meanwhile, long Norwegian krone trades against the euro and Swiss franc registered gains.

Trading of stock index futures was flat as gains from long positions in U.S. and South African indices and a short VIX trade offset losses from short positions in Korean, India, Canadian, Japanese and Italian indices.

Short positions in industrial metals produced losses that outweighed a small gain from a long gold trade. Similarly, short positions in crude oil, heating oil and London gas oil posted losses that slightly outweighed the gain from a long RBOB gasoline trade.

Prices of soybeans and soybean meal continued to rise and long positions were profitable. On the other hand, prices of corn and wheat settled a bit after their sharp gains and long positions were fractionally unprofitable, reducing the grain sector gains somewhat. Short coffee and sugar trades and a long cocoa trade produced gains that more than overcame the loss from a short cotton trade.

					Very truly yours,

					Millburn Ridgefield Corporation
					  Harvey Beker, co-Chairman
					  George E. Crapple, co-Chairman